Filed by Khosla Ventures Acquisition Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co.

Commission File No. 001-40131

All,

It is with great pleasure and tremendous pride that I share that Valo Health has entered into an agreement to go public through Khosla Ventures Acquisition Co. (KVAC), a special purpose acquisition company (SPAC). Because KVAC is a public company, unfortunately I wasn’t able to talk about this before it was announced publicly this morning.

I’m looking forward to sharing more details and answering questions during a Town Hall that we are hosting today at 12:00 PM EST. In the meantime, and in anticipation of questions, I wanted to provide you with some additional information below as well as share a link to the press release which I encourage you all to read.

KVAC was formed by Khosla Ventures (KV) earlier this year to target proprietary technology companies with large market opportunities. KV is a highly respected venture capital firm in Silicon Valley started by Vinod Khosla, a co-founder of Sun Microsystems. Over the last 15 years KV has partnered with industry-defining companies including Cadre, Square, Stripe, DoorDash, Guardant Health, HealthTap, Impossible Foods, Oscar, Nutanix, and QuantumScape among others. Their portfolio of investments have collectively created nearly half-a-trillion dollars in market value.

You’ve undoubtedly been hearing a lot about SPACs lately. We ultimately selected this path because we believe the potential of going public with the KV team behind us brings many benefits to our company, such as having access to significant new resources to invest in our business, the opportunity to partner with the team at KV and their extraordinary ecosystem of technology leaders. Valo’s Board, Executive Leadership Team and I, believe that the proposed combination of KVAC and Valo creates an industry-defining opportunity. An opportunity that I believe will help to bring our future forward.

So what happens next? We remain focused and on track. Our goals, deliverables and strategy remain completely unchanged. Valo’s operations, and leadership will also not change. Following the closing of the proposed transaction, and becoming a public company, which is expected to take place in the third quarter of this year, Samir Kaul, a founding partner and Managing Director at KV, will join Valo’s Board of Directors.

This is an incredible milestone for Valo. KV’s interest and investment in our company, and the opportunity to go down this path, is a testament to our vision, the outstanding team we have assembled, and all of our hard work and effort. I am extremely proud of our great team and all that we have accomplished to date and I’m confident we have many more accomplishments to celebrate ahead of us.

I send each of you my sincere thanks and congratulations on today’s news. Before closing I want to give an extra thank you to the small but mighty team here at Valo who have worked tirelessly to help make today’s announcement possible. It has been a truly extraordinary effort that has shown tremendous commitment and talent. I am looking forward to a bright future with the entire Valo team and our new partners at KV.

Thank you,

David

Additional Information and Where to Find It

This document relates to a proposed transaction between Valo Health, LLC (“Valo”) and Khosla Ventures Acquisition Co. (“KVAC”). This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. KVAC intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of KVAC, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all KVAC shareholders. KVAC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of KVAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by KVAC through the website maintained by the SEC at www.sec.gov.

The documents filed by KVAC with the SEC also may be obtained free of charge at KVAC’s website at https://khoslaventuresacquisitionco.com/kvsa or upon written request to Secretary at Khosla Ventures Acquisition Co., 2128 Sand Hill Road, Menlo Park, California 94025.

Participants in Solicitation

KVAC and Valo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KVAC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Valo and KVAC. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of KVAC’s securities, (ii) the risk that the transaction may not be completed by the business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by either party, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the adoption of the Agreement and Plan of Merger, dated as of June 9, 2021 (the “Merger Agreement”), by and among KVAC, Valo, Valo Health, Inc., a Delaware corporation and a direct wholly owned subsidiary of Valo and Killington Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of KVAC, by the shareholders of KVAC, the satisfaction of the minimum trust account amount following any redemptions by KVAC’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on Valo’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Valo, (ix) the outcome of any legal proceedings that may be instituted against Valo or against KVAC related to the merger agreement or the proposed transaction, (x) the ability to maintain the listing of KVAC’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Valo operates, variations in operating performance across competitors, changes in laws and regulations affecting Valo’s business and changes in the combined capital structure, (xii) the ability to implement business plans and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive drug discovery and development industry, and (ix) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 discussed above and other documents filed by KVAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Valo and KVAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Valo nor KVAC gives any assurance that either Valo or KVAC, or the combined company, will achieve its expectations.